UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

Red Lion Hotels Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

756764106

(CUSIP Number)

David Aim

c/o Aim Cap LLC

416 West 13th Street

Suite 301

New York, N.Y. 10014

347-741-8352

With a Copy to:

Richard S. Frazer, Esq.

Pryor Cashman LLP

7 Times Square

New York, NY 10036

212-421-4100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 23, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 756764106		SCHEDULE 13D	Page 2 of 9
1	NAME OF REPORTING PERSON Seven Seas Trading Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Republic of the Marshall Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 611,511
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 611,511
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 611,511
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.12%(1)
14	TYPE OF REPORTING PERSON CO

(1)	Calculated based on 19,608,381 shares of the Common Stock, par value $0.01 per share, of Red Lion Hotels Corporation outstanding as of August 5, 2013, as reported in Red Lion Hotels Corporation’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2013.

CUSIP No. 756764106		SCHEDULE 13D	Page 3 of 9
1	NAME OF REPORTING PERSON Aboud Khaddam
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION Dominican Republic
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 371,600
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 371,600
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 371,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.9%(2)
14	TYPE OF REPORTING PERSON IN

(2)	Calculated based on 19,608,381 shares of the Common Stock, par value $0.01 per share, of Red Lion Hotels Corporation outstanding as of August 5, 2013, as reported in Red Lion Hotels Corporation’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2013.

CUSIP No. 756764106		SCHEDULE 13D	Page 4 of 9
1	NAME OF REPORTING PERSON David Aim
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 611,511
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 611,511
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 611,511
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 3.12%(3)
14	TYPE OF REPORTING PERSON IN

(3)	Calculated based on 19,608,381 shares of the Common Stock, par value $0.01 per share, of Red Lion Hotels Corporation outstanding as of August 5, 2013, as reported in Red Lion Hotels Corporation’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2013.

CUSIP NO. 756764106	SCHEDULE 13D	Page 5 of 9

ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of Red Lion Hotels Corporation, a Washington corporation (the “Issuer”). The principal executive offices of the Issuer are located at: 201 W. North River Drive, Suite 100, Spokane, Washington, 99201.

As of October 23, 2011, the Reporting Persons (defined below) beneficially owned an aggregate of 983,111 shares of Common Stock (such shares of Common Stock, the “Subject Shares”), representing approximately 5.01% of the outstanding shares of Common Stock of the Issuer.

ITEM 2. IDENTITY AND BACKGROUND

(a) This statement is being filed by:

(i)	Seven Seas Trading Limited, an entity incorporated in The Republic of the Marshall Islands (“Seven Seas”);

(ii)	David Aim, a citizen of France (“Aim”); and

(iii)	Aboud Khaddam, a citizen of the Dominican Republic (“Khaddam” and, together with Seven Seas and Aim, the “Reporting Persons”).

  The Reporting Persons have entered into a joint filing agreement, dated as of October 23, 2011, a copy of which is attached hereto as Exhibit 99.1.

(b) The address of the principal business and principal office of Seven Seas and Aim is c/o Aim Cap LLC, 416 West 13th Street, Suite 301, New York, New York 10014. The address of the principal business and principal office of Khaddam is 19 Cadogan Gardens, London, UK SW3 2RW.

(c) The principal business activity of Seven Seas is to hold the Subject Shares beneficially owned by Seven Seas. The principal business activity of Khaddam is investing in real estate. The principal business activity of Aim is real estate development and investing. Aim serves as the sole director, officer and shareholder of Seven Seas.

(d), (e)  During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Seven Seas was incorporated in The Republic of the Marshall Islands. Khaddam is a citizen of the Dominican Republic. Aim is a citizen of France.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Of the 371,600 Subject Shares that are beneficially owned by Khaddam, 364,600 of such shares were transferred to Khaddam on October 21, 2013 by A.G.I. Asian Global Investment Ltd. (“AGI”), a company that is controlled by Khaddam, and 7,000 of such shares were purchased by Khaddam in open market transactions on October 23, 2013 at a price of $5.32 per share using private funds. Seven Seas and AGI acquired an aggregate of 976,111 of the Subject Shares from Aim Cap LLC (“AimCap”), an entity that is controlled by Aim, on September 26, 2013 for a purchase price of $7.06 per share. AimCap acquired the shares of Common Stock that it transferred to Seven Seas and AGI (which represents all of the shares of Common Stock that AimCap owned at the time of such transfers) in open market transactions using private funds during November and December 2012 at a weighted average price of approximately $7.06 per share.

CUSIP NO. 756764106	SCHEDULE 13D	Page 6 of 9

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Persons believe that the Issuer’s Common Stock is undervalued and is an attractive investment.

The Reporting Persons intend to engage in discussions with the Issuer, management, the board of directors, other stockholders and other persons that may relate to governance and board composition, management, operations, business, assets, capitalization, financial condition, strategic plans and the future of the Issuer. The Reporting Persons may also take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D, including but not limited to, solicitation of proxies, and may discuss such actions with the Issuer, management, the board of directors, other stockholders and other persons.

The Reporting Persons intend to review their holdings in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position, business prospects and strategic direction, actions taken by the board, price level and availability of shares of the Common Stock, other investment opportunities available to the Reporting Persons, concentration of positions in the portfolios managed by the Reporting Persons, market conditions and general economic and industry conditions, and other factors deemed relevant, the Reporting Persons may at any time (as permitted by law) take such actions with respect to their investments in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of the Common Stock or other financial instruments related to the Issuer or selling some or all of their beneficial or economic holdings, engaging in hedging or similar transactions with respect to the securities relating to the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Although the foregoing represents the range of activities presently contemplated by the Reporting Persons with respect to the Issuer and the Common Stock, the Reporting Persons have not decided whether they will seek to acquire control of the Issuer and the possible activities of the Reporting Persons are subject to change at any time. The Reporting Persons have engaged, and/or may in the future engage, legal and other advisors to assist them in evaluating strategic alternatives that are or may become available with respect to their holdings in the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)          Based upon the Issuer’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2013, there were 19,608,381 shares of the Common Stock outstanding as of August 5, 2013. Based on the foregoing, the Subject Shares represent approximately 5.01% of the shares of the Common Stock issued and outstanding.

(b)          Aim is the sole director, officer and shareholder of Seven Seas, and in such capacity has the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, the Subject Shares beneficially owned by Seven Seas. Khaddam owns the Subject Shares beneficially owned by him in his individual capacity, and thus he has sole power to direct the vote of, and the sole power to dispose or direct the disposition of, such shares. As of the date hereof, none of the Reporting Persons own any shares of the Common Stock other than the Subject Shares covered by this Schedule 13D.

(c)          Khaddam acquired 364,600 of the Subject Shares beneficially owned by him from AGI, an entity that he controls, on October 21, 2013. He also acquired 7,000 of the Subject Shares that are beneficially owned by him in open market purchases on October 23, 2013 at a price of $5.32 per share.

(d)          Not applicable.

(e)          Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Persons have entered into a Joint Filing Agreement, dated October 23, 2013, with respect to the Subject Shares, which is attached hereto as Exhibit 99.1.

CUSIP NO. 756764106	SCHEDULE 13D	Page 7 of 9

ITEM 7. MATERIAL TO BE FILED AS AN EXHIBIT

Exhibit 99.1	Joint Filing Agreement, dated as of October 23, 2013, among Seven Seas Trading Limited, Aboud Khaddam and David Aim.

CUSIP NO. 756764106	SCHEDULE 13D	Page 8 of 9

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: October 23, 2013

SEVEN SEAS TRADING LIMITED

By:	/s/ David Aim
Name: David Aim
Title: Director

/s/ David Aim
David Aim

/s/ Aboud Khaddam
Aboud Khaddam

CUSIP NO. 756764106	SCHEDULE 13D	Page 9 of 9

EXHIBIT INDEX

Exhibit	Description

Exhibit 99.1	Joint Filing Agreement, dated as of October 23, 2013, among Seven Seas Trading Limited, Aboud Khaddam and David Aim.